SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Reviva Pharmaceuticals Holdings, Inc.

(Name of Issuer)

Common Stock, Par Value $0.0001

(Title of Class of Securities)

76152G 100
(CUSIP Number)

Tenzing LLC
250 West 55th Street

New York, New York 10019
(212) 710-5220

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

December 15, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76152G 100

1	Names of Reporting Person. Tenzing LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,121,750
	8	Shared Voting Power (see Item 5 below) 0
	9	Sole Dispositive Power 2,121,750
	10	Shared Dispositive Power (see Item 5 below) 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,121,750
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 22.98%
14	Type of Reporting Person OO

 CUSIP No. 76152G 100

1	Names of Reporting Person. Rahul Nayar
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power (see Item 5 below) 2,121,750
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power (see Item 5 below) 2,121,750

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,121,750
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 22.98%
14	Type of Reporting Person IN

CUSIP No. 76152G 100

1	Names of Reporting Person. Parag Saxena
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

India

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power (see Item 5 below) 2,121,750
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power (see Item 5 below) 2,121,750

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,121,750
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 22.98%
14	Type of Reporting Person IN

Explanatory Note

This Schedule 13D/A is being filed as an amendment (“Amendment No. 2”) to the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on behalf of Tenzing LLC, a Delaware limited liability company (the “Sponsor”), Rahul Nayar, a managing member of the Sponsor and Parag Saxena, the Chairman of the Issuer, and a managing member of the Sponsor (collectively, the “Principals” and together with the Sponsor, the “Reporting Persons”), with respect to common stock of Reviva Pharmaceuticals Holdings, Inc. filed on September 4, 2018, as amended by Amendment No. 1 to the Schedule 13D filed on January 19, 2021 (the “Schedule 13D”) pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, as amended, to amend and supplement certain information set forth below in the items indicated. Only those items that are amended or supplemented are reported herein. All capitalized terms used in this Amendment No. 2 and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)-(b) The aggregate number and percentage of Common Stock beneficially owned by the Reporting Person (on the basis of a total of 9,231,737 shares of Common Stock outstanding as of the Closing Date) are as follows:

Tenzing LLC

a)		Amount beneficially owned: 2,121,750	Percentage: 22.98%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	2,121,750
	ii.	Shared power to vote or to direct the vote:	0
	iii.	Sole power to dispose or to direct the disposition of:	2,121,750
	iv.	Shared power to dispose or to direct the disposition of:	0

Rahul Nayar

a)		Amount beneficially owned: 2,121,750	Percentage: 22.98%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	2,121,750
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	2,121,750

Parag Saxena

a)		Amount beneficially owned: 2,121,750	Percentage: 22.98%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	2,121,750
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	2,121,750

The Principals are the managing members of the Sponsor. The Principals jointly have the sole voting and dispositive power of the securities held by the Sponsor. As such, the Principals exercise voting and dispositive control over any of the securities held by the Sponsor. Accordingly, the Principals may be deemed to beneficially own such shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In connection with the shareholder approval of the Merger Agreement on December 8, 2020, Tenzing entered into a Non-Redemption Agreement (the “Non-Redemption Agreement”) with the Sponsor and a certain shareholder of the Issuer (the “Shareholder”) in connection with Tenzing’s business combination with Reviva.

Under the Non-Redemption Agreement (a) the Shareholder, who upon execution and delivery of the Non-Redemption Agreement, owned 367,000 ordinary shares, no par value (the “Ordinary Shares”), of Tenzing (the “Shareholder Shares”), agreed (i) to waive and not to exercise any right it may have to elect to have Tenzing redeem or convert the Shareholder Shares or any other Ordinary Shares of Tenzing that it acquires during the term of the Non-Redemption Agreement (collectively, the “Subject Shares”), and to reverse and revoke any prior redemption or conversion elections made with respect to the Subject Shares and (ii) to hold and not transfer such Subject Shares until the earlier of the termination of the Non-Redemption Agreement or the closing of the Business Combination (the “Closing”), (b) Tenzing agreed to issue to such Shareholder at the Closing fifty-five thousand and fifty (55,050) shares (the “Additional Shares”) of common stock of the Issuer (“Common Stock”) after giving effect to the domestication of Tenzing from the British Virgin Islands to the State of Delaware (the “Domestication”) , (c) Sponsor agreed to on the first day after the Closing (i) transfer to Shareholder all of the three hundred forty-three thousand (343,000) warrants to acquire ordinary shares of the Issuer that were acquired by Sponsor as part of the private placement units issued to Sponsor in connection with the Issuer’s initial public offering, each of which warrants will become an equivalent warrant to acquire shares of Common Stock after the Domestication (the “Private Placement Warrants”), and (ii) transfer to Shareholder all of the one hundred ninety-seven thousand five hundred (197,500) warrants to acquire shares of Common Stock of the Issuer that will be issued to Sponsor at the Closing as part of the private placement units of the Issuer issued upon conversion of $1,975,000 in working capital loans owed by the Issuer to Sponsor (the “Working Capital Warrants” and, together with the Private Placement Warrants, the “Sponsor Warrants”, and collectively with the Additional Shares, the “Additional Securities”), (d) that upon the Closing, the Issuer and the Shareholder will enter into a registration rights agreement (the “Registration Rights Agreement”) with respect to the Additional Securities, (e) the Issuer agreed that from the Closing until the one (1) month anniversary of the effectiveness of the resale registration statement filed by the Issuer in connection with the Registration Rights Agreement, the Issuer will not, without the prior written consent of the Shareholder, issue any shares of Common Stock or other equity securities of the Issuer (or warrants, options or other rights to acquire Common Stock) (other than certain limited permitted issuances), and (f) the Issuer agreed to certain requirements with respect to the removal of legends on the Issuer securities owned by the Shareholder and the continued filing by the Issuer of certain public information with the Securities and Exchange Commission (along with, in each case, certain liquidated damages and/or interest for failing to do so).

On December 15, 2020, the Sponsor transferred to the Shareholder warrants to purchase an aggregate of 540,500 shares of Common Stock of the Issuer pursuant to the terms of the Non-Redemption Agreement.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1	Non-Redemption Agreement, dated December 8, 2020, by and among Tenzing Acquisition Corp., Tenzing LLC and the shareholder named therein (incorporated herein by reference to Exhibit 10.11 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 18, 2020)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 19, 2021

Tenzing LLC

	By:	/s/ Rahul Nayar
	Name:	Rahul Nayar
	Title:	Managing Member

	By:	/s/ Rahul Nayar
Rahul Nayar

	By:	/s/ Parag Saxena
Parag Saxena